October 19, 2005
Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549
SUBJECT: HASTINGS ENTERTAINMENT, INC. RESPONSE TO SEC STAFF COMMENT LETTER DATED OCTOBER 6, 2005
Dear Mr. Ohsiek:
Below you will find our response to your follow-up comment letter dated October 6, 2005:
As we mentioned in our previous response, the company’s presentation of cash flows associated with the purchase of rental videos is consistent with the industry standard practice. Additionally, we do not believe we were misleading the users of the financial statements as we disclosed the amount of transfers of rental videos to merchandise inventory in the footnotes to the financial statements. While we believe our presentation was reasonable considering this additional disclosure in the footnotes to the financial statements, we understand your observations that both cash disbursement and cash receipt activity should be classified in the same activity section of the statement of cash flows under FAS 95. As stated in our previous response, during the past two years, approximately 85% of cash flows received on rental videos were generated from rental activity. However, we continue to increase the amount of retail selling space allotted to previously viewed tapes and expect such sales to continue. Additionally, the majority of our rental video purchases are rented over a six-month period and then sold. As a result of these continuing changes in our business, we intend to reclassify rental video purchases from investing activities to operating activities in our next 10-K filing. Our presentation is based on the following passage in FAS 95 paragraph 87:
“However, productive assets are sometimes acquired or produced to be a direct source of the enterprise’s revenues, such as assets to be rented to others for a short period and then sold. In those circumstances, the nature of those assets may be similar to inventory in a retailing business. Accordingly, the acquisition or production and subsequent sale of such assets are appropriately classified as operating activities.”
Given our increasing expansion of used product sales, we believe that rental videos that are not intended to be included in our base rental video library are similar to inventory.

-2-	October 19, 2005
We intend to reclassify comparative prior period amounts in the statement of cash flows in our future 10-K filing to conform with the new presentation, disclosing both the nature and amount of this reclassification in the footnotes to the financial statements.
Sincerely,
/s/ Dan Crow
Dan Crow
Vice President Finance & Chief Financial Officer
Hastings Entertainment, Inc.